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ATTORNEYS AT LAW*

November 5, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	Mr. Mark Webb Legal Branch Chief Office of Financial Services

Re:	Home Federal Bancorp, Inc.
Amendment Number 2 to Registration Statement on Form S-1 (File No. 333-146289)
Amendment Number 2 to Registration Statement on Form S-4 (File No. 333-146292)

Dear Mr. Webb:

          On behalf of Home Federal Bancorp, Inc., Nampa, Idaho (“Company”), enclosed is a copy of Amendment Number 2 to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, and a copy of Amendment Number 2 to the Company’s Registration Statement on Form S-4 (“Form S-4”), including exhibits (together, the “Amendments”), which are being filed today via EDGAR.

          The enclosed Amendments have been marked to show all substantive changes from the filing of Amendment No. 1 to the Form S-1 and Form S-4, respectively. The revisions contained in the Amendments were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”). The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copies of the Amendments contain numbered references to each comment in the right margin.

Form S-4

          Comment No. 1 - The cover page to the Form S-4 reflects the registration of 15,870,000 shares in response to this comment.

          Comment No. 2 - We have expanded the first risk factor under “Risks Related to the Offering” on page 12 in response to this comment.

          Comment No. 3 - The caption of the risk factor, “Our stock price may decline when trading commences” on page 13 has been expanded to reflect that the common stock of many second step conversions have traded below their initial offering price.

Securities and Exchange Commission
November 5, 2007

          Comment No. 4 - Exhibit 8.1 has been revised in response to this comment to include consents to the specific discussion of the opinion in the prospectus.

Form S-1

          Comment No. 5 - In response to this comment, the discussions throughout the conversion prospectus have been revised to reflect that exchange of shares will occur upon completion of the conversion on the cover page, page i, and page xviii. We have also expanded the discussion on pages vii, viii and page 165 to further state that the exchange is subject to the completion of the conversion and upon the approval of the members of Home Federal MHC, the stockholders of Home Federal Bancorp, Inc. and the approval of the appraisal update by the Office of Thrift Supervision.

          Comment No. 6 - The cover of the Registration Statement on Form S-1 has been revised to add the 401(k) plan as a co-registrant.

Consolidated Financial Statements

          Comment No. 7 - A current consent has been provided in Amendment No. 2 to the Form S-1, and in Amendment Number 2 to the Form S-4.

*     *     *

          We appreciate the Staff’s assistance in reviewing the Amendment No. 1 to the Form S-1, and Amendment Number 2 to the Form S-4, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1291
Enclosures

cc:	Jessica Livingston, Esquire, Division of Corporation Finance
Daniel L. Stevens, President and Chief Executive Officer
Robert A. Schoelkoph, Chief Financial Officer
Mike Thronson, CPA, Partner, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.